FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

April 10, 2007

Item 3: News Release:

A news release dated and issued on April 10, 2007 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Freegold assessing new Grew Creek models following Uranium discovery.

Item 5: Full Description of Material Change:

Freegold Assessing New Grew Creek Models Following Uranium Discovery

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Re-assaying of 2006 Grew Creek drill core interval returns 1.52 m grading 0.1% U308.  308.  308.

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Areas of anomalous rare earth elements in glacial till plus elevated arsenic, antimony, cobalt, tungsten, copper, lead, zinc, molybdenum and iron in drill core from Rat Creek and Tarn targets point to the need for new geological models (including Intrusion Related and Iron-Oxide Copper Gold deposit types).

April 10, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) announces that it is developing new geological models for the deposition of gold mineralization in the Rat Creek and Tarn zones at the Grew Creek property following the identification of uranium in drill core from the 2006 program, and a re-assessment of multi-element assay results in light of new deposit types currently being explored for in the Yukon. Freegold is earning up to a 100% interest in the Grew Creek project, a 277-claim property located within the Tintina Trench, and situated between the towns of Faro and Ross River in the Yukon.

Exploration to date has been principally focused on the Main Zone, a 250 x 50 m wide area delineated by 159 drill holes.  Freegold’s exploration programs successfully confirmed grades and thicknesses of gold mineralization in the Main zone in 12 core holes following the project acquisition in 2004.  Significant intercepts from this drilling included 10.9 m (true width) grading 6.8 g/t, including 1.5 m (true width) @ 17.8 g/t in hole GC-04-225, and 4.4 m (true width) grading 22.1 g/t in hole GC-04-227.  In 2005 and 2006 exploration was focused outside the pyroclastic rocks of the Main Zone, and 13 holes were drilled in the Rat Creek and Tarn Zones, located 1.0 and 1.5 km further to the east.  While gold values from these Rat Creek and Tarn holes were previously reported in 2006, the recent identification of uranium in drill core has lead the Company to reassess the project’s potential.  A single interval of core from hole GC-06-248 (from 112.78 to 114.3 m) in the Tarn zone was re-assayed and returned a grade of ~~f~~  0.1% U308 over a 1.52 metre interval. Although the significance of this uranium mineralization and its relationship to new depositional models is uncertain, previous glacial till concentrate samples from the eastern portion of the Tarn area identified large areas of anomalous rare earth elements, including thorium (up to 58 ppm), lanthanum (up to 270 ppm) and uranium (up to 270 ppm).

Mineralization in the Rat Creek zone is associated with brecciation zones hosted within a quartz feldspar porphyry.  Anomalous gold, along with elevated base metals/other indicator elements occur over a 400 X 100 m north trending area.  Drill hole GC-05-242 intersected two mineralized breccia zones of 7.6 m grading 0.20 g/t and 8.5 m grading 0.28 g/t gold, while hole GRCK-90 intersected anomalous gold values over a 7.5 m interval that included 1.5 m grading 3.02 g/t gold.

Mineralization in the Tarn zone consists of quartz and fluorite veining in a quartz feldspar porphyry.  Anomalous gold assays in this zone have been identified within a 300 X 100 m north trending zone with elevated levels of elements that include arsenic, antimony, cobalt, tungsten, copper, lead, zinc, molybdenum, iron and uranium.  Gold values from vein and breccia zones assayed from 0.1 to a maximum of 1.85 g/t.  Drill hole GC-06-248, which returned the uranium assay, also yielded gold values up to 0.19 g/t in the upper section of the drill core.   Drilling to date at both zones has been relatively shallow and results indicate that the mineralization encountered to date may have been confined to the upper levels of a hydrothermal system.

Freegold is finalizing a new geological compilation on the project, which includes a new re-interpretation of prior mag, VLF-EM and IP geophysical surveys in order to gain a better understanding of structural controls. In order for the Company’s development-oriented management team to focus its efforts on the advanced stage Almaden, Golden Summit and Vinasale projects, Freegold will be examining joint venture alternatives as a possible means of further advancing the Grew Creek project.  Assaying for Freegold’s Grew Creek 2004-2006 drill programs were carried out by ALS Chemex.

The Qualified Person for this release is Robert Stroshein, P.Eng. Consulting Geologist- Freegold Ventures Limited.

Warrant Exercise

Freegold also announces that all 2,767,714 warrants to purchase common shares at a price of $0.45 which expired on April 3, 2007 have been exercised, providing the company with an additional $1,245,471 in funding.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho (Almaden) and Alaska (Golden Summit, Vinasale).  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to updating the project economics in 2007.  Freegold has also discovered new high-grade veins and bulk tonnage shears in surface trenching at its Golden Summit project outside Fairbanks.  A 10,000-ton bulk sample collected in the fall of 2006 will be processed in the spring of 2007, and a 25,000-foot drill program to further delineate gold mineralization within the current 1,000-foot wide by 3,500-foot long vein swarm commenced in December.  In addition Freegold has recently optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited.  Geophysical, mapping and sampling programs, along with metallurgical test-work will be carried out on the property in 2007.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 10th day of April, 2007.